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November 6, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Room 7010

Washington, D.C. 20549-7010

Attn: Pamela A. Long

         Era Anagnosti

Re:	Select Comfort Corporation
Registration Statement on Form S-3
Filed on: October 13, 2009
File No.: 333-162437

Dear Ms. Long:

On behalf of Select Comfort Corporation, a Delaware corporation (the “Company”), I am responding to the comment letter dated November 2, 2009, from Ms. Pamela A. Long to Mr. Mark A. Kimball of Select Comfort Corporation, regarding the Company’s Registration Statement on Form S-3 received by the commission on October 13, 2009.

A responsive Amendment No. 1 to Form S-3 (“Amendment No. 1”) has been filed concurrently herewith via EDGAR.  We have also provided you and Ms. Era Anagnosti with courtesy marked copies of Amendment No. 1 showing changes to the Form S-3 to assist in your review.  For your convenience, we have repeated and numbered the comments from your letter dated November 2, 2009 in boldface print.  The Company’s responses are provided below each comment.

General

1.               We note that you have checked the “Smaller reporting company” box on the cover of the registration statement.  Based on the definition of a “smaller reporting company” set forth in Rule 12b-2 of the Exchange Act, please advise us of the basis upon which you are eligible to register this transaction on Form S-3.  If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

Response:  The Company respectfully notes to the Staff that although it checked the “smaller reporting company box” on the Form S-3 it filed on October 9, 2009, the Company is not relying on General Instruction I.B.6 for Form S-3 eligibility.  At the end of the Company’s second fiscal quarter, the Company’s public float was less than $75 million so it met the definition of “smaller reporting company” set forth in Rule 12b-2 of the Exchange Act.  However, during the Company’s third fiscal quarter, the market price of the Company’s common stock, and consequently its public float, increased to well over $75 million.

We note that General Instruction I.B.1 to Form S-3 provides that security offerings for cash by or on behalf of a registrant meeting the requirements set forth in General Instruction I.A may be registered using Form S-3, provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. We also note that the instruction to General Instruction I.B.1 states, in relevant part, that “the aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.”

Based upon the Company’s calculations, the aggregate market value of its outstanding voting and non-voting common equity held by non-affiliates, as computed using the closing price of the shares of its common stock (“Common Stock”) on The Nasdaq Global Market, was greater than $75 million on all relevant dates during the 60 day period prior to the filing of the Form S-3, up to and including October 8, 2009, the last trading day prior to filing the Form S-3.

Specifically, on October 8, 2009, the Company had approximately 45,583,724 shares of Common Stock outstanding, of which approximately 12,000,000 shares were held by affiliates of the Company, thus leaving approximately 33,583,724 shares held by non-affiliates. The closing price of the Common Stock on that date was $6.10 per share. Multiplying 33,583,724 non-affiliated shares by the closing price of $6.10, the aggregate market value of the Company’s non-affiliated shares on October 8, 2009 was $204,860,716.

Because the Company is eligible to use Form S-3 pursuant to General Instruction I.B.1., it is not relying on General Instruction I.B.6 to Form S-3.  Accordingly the Company does not need to comply with Instruction 7 to the General Instructions.

Description of Capital Stock, page 4

2.                                       Please revise the introductory paragraph to remove the statement that the disclosure in this section “is not complete”.

Response:  In response to the Staff’s comment, the Company has revised the disclosure as requested.  Please see page 4 of Amendment No. 1.

3.                                       We also note the statement in the introductory paragraph that the description of the capital stock is “subject to and qualified in its entirety” by the provisions of your charter documents and applicable Minnesota law.  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.

Response:  In response to the Staff’s comment, the Company has revised the disclosure as requested.  Please see page 4 of Amendment No. 1.

Description of Subscription Rights, page 10

4.                                       In the introductory paragraph, please list all of the “other securities” covered by the subscription rights.  Please ensure that such other securities are covered by the registration statement and have counsel revise the introductory paragraph of the legal opinion to properly identify the securities for which subscription rights may be exercised.  This comment also applies to your disclosure regarding the warrants.

Response:  In response to the Staff’s comment, the Company has revised the disclosure discussing “other securities” to specifically reference the securities covered by the registration statement.  Please see pages 8, 9 and 10 of Amendment No. 1 as well as the introductory paragraph of counsel’s legal opinion.

5.                                       The discussion in the last paragraph prior to the “Exercise of Subscription Rights” section appears misplaced.  Please advise or revise.

Response:  In response to the Staff’s comment, the Company has deleted this inadvertent disclosure.  Please see page 10 of Amendment No. 1.

Incorporation of Certain Documents By Reference, page 17

6.                                       In accordance with Item 12 of Form S-3, please revise your disclosure to include in the list of documents incorporated by reference the amendment to your most recent annual report, filed on May 4, 2009.  In addition, please indicate the filing date of Form 8-A referenced in the last bullet point of your disclosure, as well as make any necessary updates to reflect the recent filing of any documents which you are required to incorporate by reference pursuant to Item 12.

Response: In response to the Staff’s comment, the Company has updated its disclosure to include the amendment to the Company’s annual report, filed on May 4, 2009, as well as to reflect other additional recent fillings that the Company is required to incorporate by reference pursuant to Item 12.  In addition, the disclosure has been updated to include the filing date of the Company’s Form 8-A.  Please see page 17 of Amendment No. 1.

Part II

Item 16.  Exhibits, page II-2

7.                                       We note that you have not included in the exhibits list a form of subscription rights certificate or a form of unit agreement, or otherwise indicated that at the time of a takedown you will file the relevant agreements or certificates by means of a post effective amendment or a report filed under the Exchange Act.  Please advise or otherwise revise the exhibit list accordingly.  Please see Items 601(b)(4) and (10) of Regulation S-K, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.  Please see pages II-2 and II-8 of Amendment No. 1.

Item 17.  Undertakings, page 3

8.                                       We note that you have included a number of undertakings in accordance with Items 512(a)(5)(ii) and 512(i) of Regulation S-K, which undertakings would be inapplicable for this type of offering on Form S-3.  Please revise your disclosure to remove extraneous undertakings.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove the inapplicable undertakings.  Please see pages II-4 and II-5 of Amendment No. 1.

Exhibit 5.1.  Opinion of Oppenheimer Wolff & Donnelly LLP

9.                                       We note the assumptions made by counsel regarding Minnesota law in the first paragraph on page two of the opinion.  Please confirm that if any warrant, subscription right or unit that may be offered or sold pursuant to this registration statement is governed by the laws of any jurisdiction other than the laws of the State of Minnesota, then at a time of a take down you will file an amended legal opinion of counsel, pursuant to which counsel must opine that these securities are binding obligations of the company under the state contract law governing these securities.  At the time of a take-down, you may incorporate by reference into the registration statement the amended legal opinion by filing it under cover of Form 8-K.  For additional guidance please see Q&A 212.05 of Compliance and Disclosure Interpretations related to Securities Act Rules, found in the Division of Corporation Finance page of the Commission’s web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:   We confirm that if any warrant, subscription right or unit offered or sold pursuant to the registration statement is governed by the laws of any jurisdiction other than the laws of the State of Minnesota, an amended legal opinion of counsel will be filed at the time of the takedown, pursuant to which counsel will opine that such securities are binding obligations of the Company under the state contract law governing such securities.

We note that in the event the Company requests acceleration of the effective date of the pending registration statement, at the time of the request, the Company will provide a letter acknowledging the matters set forth at the end of the comment letter.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7309 to discuss any further questions or comments you might have concerning Amendment No. 1.  Thank you.

Very truly yours,

/s/ Thomas R. Marek
Thomas R. Marek

cc:                                 Era Anagnosti, Staff Attorney - United States Securities and Exchange Commission

Mark A. Kimball, Senior Vice President – Select Comfort Corporation